Greenwich Capital Commercial Funding Corp.
                               600 Steamboat Road
                          Greenwich, Connecticut 06830

                                  May 16, 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Greenwich Capital Commercial Funding Corp.
            Registration on Form S-3
            File No. 333-131400
            ------------------------------------------

Ladies and Gentlemen:

            In accordance with Rule 461 under the Securities Act of 1933, as amended, Greenwich Capital Commercial Funding Corp. (the "Company"), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 5:00 p.m., Washington, D.C. time, on May 18, 2006 or as soon thereafter as practicable.

            The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very truly yours,

                                    GREENWICH CAPITAL COMMERCIAL
                                    FUNDING CORP.


                                    By:  /s/ Mark L. Finerman
                                       -----------------------------------------
                                    Name:  Mark L. Finerman
                                    Title: President

cc:   Perry Gershon
      Paul D. Stevelman
      Anna Glick, Esq.